DRESDNER RCM GLOBAL STRATEGIC
INCOME FUND, INC.

Four Embarcadero Center
San Francisco, California 94111-4189

DEAR STOCKHOLDER:

    At a meeting held on June 1, 2001, the Board of Directors of Dresdner RCM Global Strategic Income Fund, Inc. (the "Fund") approved a tender offer for shares of the Fund's Common Stock to be followed by a merger of the Fund into RCM Global Strategic Government Fund, Inc., another closed-end fund with investment objectives and policies similar to the Fund, that is managed by the Fund's investment adviser. Accordingly, the Fund is hereby commencing an offer to purchase up to 50% of the Fund's outstanding shares of Common Stock. The offer is for cash at a price equal to 99 1/2% of the Fund's net asset value per share ("NAV") as of the close of regular trading on the New York Stock Exchange ("NYSE") on January 4, 2002, or such later date to which the Offer is extended, upon the terms and conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together with any amendments or supplements thereto, collectively constitute the "Offer").

    The deadline for participating in the Offer is 5:00 p.m., New York City time, January 4, 2002, or such later date to which the Offer is extended (the "Termination Date"). The pricing date for the Offer is the close of regular trading on the NYSE on January 4, 2002, unless the Offer is extended (the "Pricing Date"). Should the Offer be extended, the Pricing Date will be the close of regular trading on the NYSE on the same date as the Termination Date. Stockholders who choose to participate in the Offer can expect to receive payment for shares tendered and accepted as soon as reasonably practicable after the Termination Date.

    If, after carefully evaluating all information set forth in the Offer, you wish to tender shares pursuant to the Offer, please either follow the instructions contained in the Offer or, if your shares are held of record in the name of a broker, dealer, commercial bank, trust company or other nominee, contact such firm to effect the tender for you. Stockholders are urged to consult their own investment and tax advisors and make their own decisions whether to tender any shares.

    As of November 30, 2001, the Fund's NAV was $6.80 and the closing price of the Common Stock on the NYSE was $6.71, representing a discount from NAV of 1.32%. The Fund's daily NAV during the pendency of this Offer may be obtained by contacting Georgeson Shareholder Communications Inc., the Fund's Information Agent, toll free at 800-223-2064 or by calling the Fund toll free at 800-237-4218.

    None of the Fund, its Board of Directors nor the Fund's investment adviser to the Fund is making any recommendation to any Stockholder whether to tender or refrain from tendering shares in the Offer. The Fund and the Board urge each Stockholder to read and evaluate the Offer and related materials carefully and make his or her own decision. Questions, requests for assistance and requests for additional copies of this Offer and related materials should be directed to Georgeson Shareholder Communications Inc. at 800-223-2064.

Sincerely,
THEODORE J. COBURN Chairman of the Board
December 6, 2001